Mail Stop 3561

December 18, 2006

Gregory A. Stoklosa, Vice President and Chief Financial Officer
Sun-Times Media Group, Inc. (formerly Hollinger International Inc.)
712 Fifth Avenue
New York, New York 10019

> **Re:** **Sun-Times Media Group, Inc. (formerly Hollinger International Inc.)**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 001-14164**
>
> **Sun-Times Media Group, Inc. (formerly Hollinger International Inc.)**
> **Form 10-Q for the quarterly period ended June 30, 2006**
> **Filed March 31, 2006**
> **File No. 001-14164**

Dear Mr. Stoklosa:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

      Sincerely,

      David R. Humphrey
      Branch Chief- Accountant